APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

YR' 2020	Jun	Jul	Aug	Sep	Oct	Nov	Dec	YTD
Description								
Monthly Customers	**296**	**482**	**539**	**430**	**618**	**605**	**520**	**3490**
Sales/Revenues:	$ 7,384.00	$ 14,090.26	$ 16,179.27	$ 13,670.02	$ 19,946.77	$ 18,908.16	$ 17,139.52	**$ 107,318.00**
								$ -
Dine-in								**$ -**
Carry-out/Delivery	$ 7,384.00	$ 14,090.26	$ 16,179.27	$ 13,670.02	$ 19,946.77	$ 18,908.16	$ 17,139.52	**$ 107,318.00**
Bar								**$ -**
Gross Sales:	$ 7,384.00	$ 14,090.26	$ 16,179.27	$ 13,670.02	$ 19,446.77	$ 18,908.16	$ 17,139.52	**$ 107,318.00**
less: Returns and Allowances	$ (22.28)	$ (73.24)	$ (53.70)	$ (65.08)	$ (93.44)	$ (73.33)	$ (47.92)	**$ (428.99)**
Net Sale/Revenues	$ 7,361.72	$ 14,017.02	$ 16,125.57	$ 13,604.94	$ 19,353.33	$ 18,834.83	$ 17,091.60	**$ 106,889.01**
less:Cost of Goods Sold	$ (2,298.00)	$ (3,197.00)	$ (3,197.00)	$ (3,197.00)	$ (4,733.00)	$ (3,847.51)	$ (3,969.67)	**$ (24,439.18)**
Gross Profit	$ 5,063.72	$ 10,820.02	$ 12,928.57	$ 10,407.94	$ 14,620.33	$ 14,987.32	$ 13,121.93	**$ 82,449.83**
		$ -	$ -	$ -	$ -	$ -	$ -	**$ -**
Expenses:		$ -	$ -	$ -	$ -	$ -	$ -	**$ -**
Advertising/Marketing	$ -	$ -	$ 55.00	$ 100.00	$ 100.00	$ 150.00	$ 150.00	**$ 555.00**
Building Rent	$ -	$ -	$ -	$ -	$ -	$ -	$ -	**$ -**
Staff Trainings	$ -	$ -	$ -	$ -	$ -	$ -	$ -	**$ -**
Insurance Assets	$ -	$ -	$ -	$ -	$ -	$ -	$ -	**$ -**
Insurance Business	$ 98.00	$ -	$ 98.00	$ 98.00	$ 98.00	$ 98.00	$ 98.00	**$ 588.00**
Insurance Workers Comp	$ 60.00	$ -	$ 60.00	$ 60.00	$ 60.00	$ 60.00	$ 60.00	**$ 360.00**
Loan Payments		$ -	$ -	$ -	$ -	$ -	$ -	**$ -**
Office Expenses	$ -	$ -	$ -	$ -	$ -	$ -	$ -	**$ -**
Payroll		$ -						**$ -**
Professional Fees		$ -	$ -	$ -				**$ -**
Taxes/Licenses		$ -	$ -	$ -	$ -	$ -	$ -	**$ -**
Telephone	$ 74.00	$ -	$ -	$ -	$ -	$ -	$ -	**$ 74.00**
Travel and Entertainment	$ -	$ -	$ -		$ -	$ -	$ -	**$ -**
Non - Profit (YES Inc)	$ 5,100.00	$ 5,200.00	$ 7,500.00	$ 11,580.00	$ 13,500.00	$ 10,000.00	$ 10,000.00	**$ 62,880.00**
Utilities	$ 400.00	$ 400.00	$ 400.00	$ 400.00	$ 400.00	$ 400.00	$ 400.00	**$ 2,800.00**
Miscellaneous	$ 300.00	$ 300.00	$ 300.00	$ 300.00	$ 300.00	$ 300.00	$ 300.00	**$ 2,100.00**
Total Expenses:	$ 6,032.00	$ 5,900.00	$ 8,413.00	$ 12,538.00	$ 14,458.00	$ 11,008.00	$ 11,008.00	**$ 69,357.00**
Total Income (Loss)	$ (968.28)	$ 4,920.02	$ 4,515.57	$ (2,130.06)	$ 162.33	$ 3,979.32	$ 2,113.93	**$ 13,092.83**
		$ -	$ -	$ -	$ -	$ -	$ -	**$ -**

VeganHood LLC
Balance Sheet - unaudited
For the period ended FY'21

	Current Period	Prior Period
	01/01/2021-06/01/2021	06/16/2020-12/31/2020
ASSETS		
Current Assets:		
Cash	$ 50,000.00	$ 13,000.00
Petty Cash	-	-
Accounts Receivables	-	-
Total Current Assets	50,000.00	13,000.00
Fixed Assets:		
Buildings	-	-
Furniture and Equipment	100,000.00	25,000.00
Computer Equipment	3,000.00	3,000.00
Less: Accumulated Depreciation	-	-
Total Fixed Assets	103,000.00	28,000.00
Other Assets:		
Other Assets	-	-
Total Other Assets	-	-
TOTAL ASSETS	**$ 153,000.00**	**$ 41,000.00**
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ -	$ -
Business Credit Cards	48,000.00	32,000.00
Sales Tax Payable	24,000.00	22,800.00
Payroll Liabilities	4,050.00	4,050.00
Other Liabilities	-	-
Current Portion of Long-Term Debt	-	-
Total Current Liabilities	76,050.00	58,850.00
Long-Term Liabilities:		
Notes Payable	-	-
Mortgage Payable	-	-
Less: Current portion of Long-term debt	-	-
Total Long-Term Liabilities	-	-

EQUITY

Capital Stock/Partner's Equity	63,950.00		(17,850.00)
Opening Retained Earnings	13,000.00		-
Dividends Paid/Owner's Draw	-		-
Net Income (Loss)	-		-
Total Equity	76,950.00		(17,850.00)
TOTAL LIABILITIES & EQUITY	$ 153,000.00	$	41,000.00
Balance Sheet Check	-		-

I, Lanise Herman- Janine Smalls, certify that:

1. The financial statements of VEGANHOOD included in this Form are true and complete in all material respects; and
2. The tax return information of VEGANHOOD included in this Form reflects accurately the information reported on the tax return for VEGANHOOD for the fiscal year ended 2020 (most recently available as of the Date of this Form C).

Signature   *Lanise Herman- Janine Smalls*

Name: Lanise Herman- Janine Smalls

Title: Founders